82-2142

invensys

BTRsec/RLS Admin/Letters/2002/0514

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA

SEC MAIL PROCESSING RECEIVED SEP 16 2002 WASH, D.C. 154 SECTION

SUPPL

5 September 2002

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed copies of announcements as detailed in the attached schedule.

In addition please find enclosed a copy of our annual report, summary financial statement and notice of AGM despatched to shareholders on 25 June 2002.

Yours faithfully,

pp

Rachel Spencer
Deputy Secretary
Invensys plc
Tel: 0207 821 3749
Fax: 0207 821 3884
Email: rachel.spencer@invensys.com

PROCESSED SEP 24 2002 THOMSON FINANCIAL

Copy to: Mr. B. Mangino

dlw 9/19

Date	Title of Announcement and/or Press Release
2 September 2002	Appointment of Senior Vice President for Project Management
19 August 2002	Invensys sells Sensor Systems business to Honeywell for $394 million
9 August 2002	Notification of major interests in shares
6 August 2002	Notification of interests of Directors and connected persons
6 August 2002	Appointment of Chief Operating Officer, Development Division
5 August 2002	Notification of interests of Directors and connected persons
24 July 2002	Results of 2002 Annual General Meeting ("AGM")
24 July 2002	Update on current trading at AGM
15 July 2002	Notification of major interests in shares
25 June 2002	Documents lodged with the UK listing authority
18 June 2002	Notification of Interests of Directors and connected persons
18 June 2002	Notification of Interests of Directors and connected persons
14 June 2002	Invensys non-executive director steps down
31 May 2002	Notification of Interests of Directors and connected persons
30 May 2002	Management Appointment – Ed Mulvey to lead Service Delivery
30 May 2002	Invensys preliminary results for the 12 months ended 31 March 2002
30 April 2002	Invensys expands presence in Asia Pacific with new regional factory for Invensys Powerware in Shanghai
24 April 2002	Invensys Announces US$1,390,000,000 Multicurrency Revolving Facility

Released to the Stock Exchange 24 April 2002

PRESS RELEASE

announcement

25 April 2002

invensys

Invensys Announces US$1,390,000,000 Multicurrency Revolving Facility

Invensys plc, the international production technology and energy management group ("Invensys"), today announces that it has signed a US$1.39 billion (approx. £0.96 billion) multicurrency revolving facility agreement.

The six equally participating Lead Arrangers are: Bank of America N.A., Deutsche Bank AG, HSBC Bank plc, J. P. Morgan plc, Morgan Stanley Dean Witter Bank Limited and The Royal Bank of Scotland PLC, with HSBC Investment Bank plc acting as Facility Agent. Legal advisers for the Company were Slaughter and May and for the Facility Agent Clifford Chance. It is not intended that this facility will be syndicated. The facility has an initial term of 364 days, with a 90 day term-out option, thereby representing a July 2003 maturity.

The Company has already announced its intention to enter the debt capital markets in 2002 and complete a disposal programme amounting to £1.5 billion by March 2003. The purpose of this facility is to enable the company to carry out its planned programme of refinancing and disposals on an optimal timetable and meet the August 2002 maturity of certain of its existing facilities.

Contact:

Duncan Bonfield Tel: +44(0) 20 7821 3529

Invensys plc

Simon Holberton/Ben Brewerton Tel: +44(0) 20 7404 5959

Brunswick

Notes

Invensys plc

Invensys plc, the international production technology and energy management group, specialises in helping companies to improve efficiency, performance and profitability. With close to 76,000 employees, Invensys is headquartered in London, England.

Our Production Management businesses work closely with customers in order to drive up performance of their production assets and maximise the return on investments in product technologies. The division includes Foxboro, Wonderware, Triconex, APV, Eurotherm and Baan and it addresses the oil, gas, and chemicals; food beverage and personal healthcare; and discrete and hybrid manufacturing sectors.

Our Energy Management businesses actively work with clients involved in both the supply and consumption of energy, developing systems using innovative technologies that improve the reliability and security of power supplies. The division includes Energy Solutions, Metering Systems, Home, Appliance and Climate Controls and Power Systems and focuses on markets connected with power and energy infrastructure and commercial and residential buildings.

END

PRESS RELEASE

30 April 2002

Invensys expands presence in Asia Pacific with new regional factory for Invensys Powerware in Shanghai

New enterprise in Waigaoqiao Bonded Zone, Pudong, marks thirty-fifth Invensys operation in China market. Invensys plc ("Invensys") today announced the opening of a new manufacturing operation in Pudong, Shanghai by Invensys Powerware, a key business within its Energy Management Division. This new factory, one of 35 joint venture factories and representatives offices in China, demonstrates Invensys's commitment to the growth of its business in the Asia Pacific region. Invensys Powerware is one of the largest providers of power protection and management solutions worldwide. Products include uninterruptible power systems (UPS), DC telecom power, broadband power systems, and a full range of power management and monitoring software. Invensys Powerware has operated in China since 1972 and provides network protection solutions to many government and private sector businesses.

"Invensys values the China market, and the particular investment environment in Shanghai. We see this new operation as a trail-blazer for our operations in China, where the deepening of economic reforms and entry into the WTO will create opportunities in the market for power solutions which Invensys can exploit," said Invensys chief executive Rick Haythornthwaite. The establishment of Invensys Powerware (Shanghai) Company Limited will allow the company to better meet the growing demands of the Chinese market for sophisticated standby power systems designed to support mission critical applications. Invensys Powerware already has representative offices in Beijing, Guangzhou, Chengdu among others.

Invensys already has over £90 million invested in its operations in China, which employ a workforce of over 3000 across a range of businesses serving customers in a variety of industries. These include telecommunications DC power systems, building and production control systems and manufacturing operations, backed up by an extensive sales and services network. Invensys Powerware's new Shanghai operation will complement the solutions which Invensys already offers to its customers across the whole of the Asia Pacific region.

"This new factory in China shows our continued commitment to developing productive partnerships within the Asia Pacific region. It will strengthen our presence in this key strategic location as we re-focus on delivering customer-focused solutions as part of the new corporate strategy," said Rick Haythornthwaite.

In February, Invensys announced the results of a complete review of its corporate strategy, with the creation of an integrated group based around two core divisions: Production Management and Energy Management. Invensys Powerware is a key business within the new Energy Management Division, which will address markets connected with power and energy infrastructure, and with buildings for industrial, commercial and residential usage.

About Invensys plc

Invensys plc, the international production technology and energy management group, specialises in helping companies to improve efficiency, performance and profitability. With close to 76,000 employees, Invensys is headquartered in London, England. Our Production Management businesses work closely with customers in order to drive up performance of their production assets and maximise the return on investments in product technologies. The division includes Foxboro, Wonderware, Triconex, APV, Eurotherm and Baan and it addresses the oil, gas, and chemicals; food beverage and personal healthcare; and discrete and hybrid manufacturing sectors. Our Energy Management businesses actively work with clients involved in both the supply and consumption of energy and water, developing systems using innovative technologies that improve the management of energy and water costs and the reliability and security of power supplies. The division includes Energy Solutions, Metering Systems, Home, Appliance and Climate Controls and Invensys Powerware and focuses on markets connected with power and energy infrastructure and commercial and residential buildings. We also serve the specialised rail, windpower and power components markets through Westinghouse Rail Systems, Hansen Transmissions and Lambda respectively.

About Invensys Powerware

Invensys Powerware is a leading global provider of power solutions. Offering the broadest range of product and services available today, Invensys Powerware integrates a full line of AC and DC power systems, power management software, remote monitoring, turnkey integration services and site support, providing a seamless solution. Invensys Powerware systems and services increase enterprise-wide systems availability and are utilized in local and wide area networking, data and voice over IP, co-location facilities, fixed-line and wireless communication networks, and industrial manufacturing. Invensys Powerware is headquartered in Raleigh, NC, and is part of Invensys plc.

Contact:

Duncan Bonfield
Tel:
+44 (0)20 7821 3712
Fax:
+44 (0)20 7821 3709
Invensys plc

Simon Holberton
Tel:
+44 (0)20 7404 5959
Fax:
+44 (0)20 7831 2823
Brunswick

Exchange 30 . May . 02

SEC No 82- 2142

announcement

invensys

30 May 2002

Invensys preliminary results for the 12 months ended 31 March 2002

Key Features

- Group sales down 11% at £6,972m
- Operating profit of £549m after stable second half
- Interest cover for the year at 3.2 times, with H2 cover at 4.0 times
- Free cash flow improves to £266m inflow (2001: £241m outflow)
- Net debt £3.0bn (2001: £3.2bn)
- Final dividend of 1p (2001: 5.2p)
- Strategy implementation on track: major Group-wide initiatives underway
- £750m consideration from disposals from September 2001 to date
- Restructuring charges and asset write-downs in line with guidance

Chief Executive of Invensys, Rick Haythornthwaite, commented:

"The performance of the Group in the last six months reflects our successful efforts to stabilise Invensys. Whilst it is early days, in every respect we are on track. Our financial condition continues to strengthen as interest cover reached four times in the last six months. We have made good progress with our disposal programme and moved cash flow trends in the direction of our targets. With these early results we have created space in which we can now focus on becoming a true partner for our customers in the management of their production and energy resources.

"We expect the first benefits of our strategy to become apparent in the second half. Provided that economic conditions do not deteriorate, we aim to offset the dilution from our recent disposals."

	2001/02	2000/01
Sales		
– **Ongoing operations**	£5,756m	£6,338m
– **Total operations**	£6,972m	£7,863m
Operating profit *		
- **Ongoing operations**	£471m	£817m
- **Total operations**	£549m	£934m
Restructuring and other costs of reorganisation	£(516)m	£(316)m
Disposals**		
- **Loss on asset value**	£(120)m	£(45)m
- **Goodwill on disposals**	£(479)m	£(93)m
	£(599)m	£(138)m
Interest	£(170)m	£(227)m
EPS		
– **Basic**	(24.8)p	2.0p
– **Before exceptional items and goodwill amortisation**	7.7p	13.7p

**All references to operating profit throughout are stated before exceptional items and goodwill amortisation*
*** Business and fixed asset disposals*

Contact:

Invensys plc
Victoria Scarth / Duncan Bonfield +44 (0) 20 7821 3712

Brunswick
Simon Holberton / Ben Brewerton +44 (0) 20 7404 5959

A presentation and webcast of the Group's preliminary results will take place at 08.30 am today at Vinopolis, No1 Bank End, London SE1. All details of the announcement, presentation and webcast are available on www.invensys.com*, together with a video interview with Chief Executive, Rick Haythornthwaite. The latter is also available on* www.cantos.com.

About Invensys plc

Invensys plc, the international production technology and energy management Group, specialises in helping companies to improve their efficiency, performance and profitability. Invensys is headquartered in London, England.

Our Production Management businesses work closely with customers in order to drive up performance of their production assets, maximise the return on investments in production technologies and remove cost and cash from their whole supply chain. The division includes Foxboro, Wonderware, Triconex, APV, Eurotherm and Baan and it addresses the oil, gas and chemicals, food beverage and personal healthcare, and discrete and hybrid manufacturing sectors.

Our Energy Management businesses actively work with clients involved in both the supply and consumption of energy, using innovative technologies to develop systems that improve the efficiency, reliability and security of power supply. The division includes Energy Solutions, Metering Systems,

Appliance, Home and Climate Controls and Powerware and focuses on markets connected with power and energy infrastructure for industrial, commercial and residential buildings.

Safe Harbor

The information communicated in this documentation with respect to the Invensys financial outlook is forward looking and subject to risks and uncertainties. For this statement Invensys claims the protection of the safe harbour for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Financial Summary

Significantly, the Group's overall performance held steady between the first and second halves, as some recovery in US industrial and consumer demand balanced further weakness in the technology sectors.

Total sales for the year of £6,972m (2001: £7,863m) were down 11%, reflecting an organic decline of 12%. This was driven principally by the US industrial recession and the severe downturn in telecoms demand. The speed and size of revenue declines in our Power Systems business – by one third – caused profits in that division to fall 99%.

Operating profit was £549m overall, in line with our expectations announced at the half year. The £471m generated by our ongoing businesses showed a 42% fall, illustrating the sensitivity of our product-based businesses to volume declines and our need to build service-based revenues. It also highlights the problems in Software Systems, where legacy internal issues – exacerbated by some localised market weakness – continued to reduce profits.

Free cash flow before dividends of £266m demonstrated improved discipline after the £241m outflow of the previous year. Working capital held steady in comparison to a £462m increase last year and restructuring cash costs almost halved at £212m. This result, whilst not yet satisfactory, does credit to the work of our cash action teams across the Group. Overall, free cash flow was 4% of sales, a solid step on our way from the –3% of last year toward our stated goal of 8-10%.

Earnings before exceptional items and goodwill amortisation were £269m, representing 7.7p earnings per share (2001: 13.7p).

Currency effects in the period

Overseas sales and profits are translated into sterling at average rates for the period. The net effect of currency translation added £62m to sales and £8m to profits. However, this translation benefit in reported performance was more than offset by the transactional effects of exporting from a strong US dollar and sterling base into countries with weaker currencies, particularly the euro, and also competing against imports from these countries into our UK and US markets.

Other financial items

The restructuring programme charges are £231m, asset write-downs £240m and closure costs £45m, totalling £516m, in line with our expectations. As announced in February, the asset write-downs relate to the Group's strategic review and the exceptional market downturn in Power Systems. The requirements of Financial Reporting Standard No.3: Reporting Financial Performance (FRS3) mean that each component of the £516m is reported in the accounts as follows:

	Asset Write-Down	Restructuring Programme	Closures	Total
Operating exceptional items				
- Restructuring costs	£37m	£186m	-	£223m
- Market related write downs	£76m	-	-	£ 76m
Corporate exceptional items				
- **Fundamental reorganisation costs**	£127m	£45m	-	£172m
- **Cost of closures**	-	-	£45m	£ 45m
TOTAL	£240m	£231m	£45m	£516m

Going forward, as announced in February it is expected that ongoing restructuring charges will fall in early years to 2% of ongoing revenues, and then 1%.

The sale of non-core businesses and fixed assets generated a loss on net assets of £120m, and a write-off of associated goodwill of £479m. The write-off of goodwill does not materially affect shareholders' funds, as £447m had already been eliminated against reserves on acquisition.

Goodwill amortisation of £124m (2001: £98m) included a full year's charge in respect of Baan, acquired in August 2000.

Interest for the year of £170m (2001: £227m) was as forecast, with payments decreasing steadily through the second half in line with interest rates, due to our large proportion of floating-rate and US dollar-denominated debt. Cover for the year was 3.2 times, with cover in the second half rising to 4.0 times from 2.7 times in the first half. This compares with the covenant requirement of 3.0 times measured on a twelve month rolling basis.

The tax charge for the period was £9m (2001: £74m), reflecting an underlying rate of 29%, net of a £15m credit on corporate exceptional items.

Impact of FRS17

Under the transitional provisions of Financial Reporting Standard No. 17: Retirement Benefits (FRS17), we will disclose as a note to the Annual Report our net pension assets as at 31 March 2002, calculated on an FRS17 basis, along with the pro forma impact of FRS17 on our balance sheet. The actual effect on the pension assets and the balance sheet will be determined by the values existing as at 31 March 2004 when the standard is fully implemented.

In summary, and based on updated actuarial valuations, the Invensys funded pension schemes show a surplus of £111m under FRS17, after deferred taxation of £26m. This net position represents surpluses in the UK and other schemes of £208m and a deficit in the US of £97m.

Regarding unfunded schemes for pensions and other benefits such as post-retirement medical plans, the Group has a total FRS17 liability of £208m (after a deferred taxation asset of £39m) which is fully provided in the accounts.

The effect on the net assets of the Group of adopting FRS17 in full would be to decrease net assets by £75m, including a net deferred tax benefit of £47m. This is primarily due to the reversal of SSAP 24 assets currently held in the balance sheet relating to the US fund.

In addition, there is a consequential impact on the Group deferred tax position in that the net deferred tax assets that would be recognised under FRS17 (and FRS19) displace £37m of deferred tax assets currently recognised in the Group which are not related to pensions. This is as a result of the current tax loss position of the Group in certain overseas territories. This situation may change by 2003/04 when the actual accounting for FRS17 is required.

Impact of FRS19

Financial Reporting Standard No.19: Deferred Tax (FRS19) was issued in December 2000 for adoption in accounting periods ending after 23 January 2002 to replace an existing accounting standard. Prior to the adoption of FRS19, the Group provided for deferred tax using the liability method to the extent that it was probable that liabilities would crystallise in the foreseeable future. Deferred tax unprovided for at 31 March 2001, and which is now required to be provided for under FRS19, has been provided for and shown as a prior year adjustment. The amount included as a prior year adjustment is £137 million and reduces shareholders' funds. The impact to the Group's 2001/02 earnings from the adoption of FRS19 is not material.

Operational Review

These results are reported in the structure of the Group applicable to 30 April 2002. Going forward, reporting of results will reflect the new structure announced in February.

Software Systems

Sales £1,380m (2001: £1,326m), operating profit £10m (2001: £43m)

The reported sales increase of 4% actually represented an organic decline of 3% after the impact of acquisitions and currency translation. This reflected continuing softness in global capital spending for industrial automation, particularly in North America but also Europe and Asia. However, Latin America had strong growth of 15%. Most regions also began to benefit late in the year as actions to improve our solutions selling produced several major orders from petrochemical, power and food and beverage customers, such as Rhodia and OCI Chemicals. Baan sales were up 3%, despite weak IT markets, as their software products for supply chain, logistics and product lifecycle management performed well.

Operating profit for the division was £10m, with the second half showing the first signs of recovery. The appointment in October 2001 of Leo Quinn as Division Chief Executive marked the start of a major drive to restore profitability and to limit cash leakage in loss-making projects and business units. Gross margins improved through tighter processes in bid approvals and project costing and management. The focus on discretionary spending produced a 9% drop in overheads for the fourth quarter from third quarter levels. Initiatives in cash management, training and awareness produced a 14% reduction in receivables.

At the same time, programmes were implemented in all regions to improve capability in tailoring solutions and service packages to specific customer needs. Delivery performance has been improved and customer satisfaction has risen. Product development was reviewed to ensure that new releases are delivered on time, including the recent HART and planned ProfiBus modules, and the next generation software in the shape of the ArchestrA open platform, to be launched in 2002/03.

The businesses in Software Systems transitioned to the Production Management division on 1 May with Leo Quinn as Chief Operating Officer (COO).

Automation Systems

Sales £1,251m (2001: £1,343m), operating profit £170m (2001: £212m)

Sales were down 7% (organically down 8%), affected by lower demand for factory automation through most of the year, particularly in the US. Revenues in the product-based businesses – Rexnord, Drives and Eurotherm - were down 7% overall, particularly through the traditionally high-margin distribution channel. The systems businesses declined 10%, as key contracts were delayed at APV Baker and Rail Systems. Only Wind Power showed growth, of over 15%.

Strong management action to streamline costs limited some of the effect of volume reductions on operating profits. With signs of slight improvement now visible in the US industrial market, these businesses are well positioned to benefit from the recovery.

Following the strategy review, it was announced in February that the businesses of Rexnord, Flow Control and Drives would be transferred on 1 May to the Industrial Components and Systems division and marketed for disposal. Since then, the sale of Flow Control has been completed for gross proceeds of £366m ($535m), and its results are reported within discontinued operations. At the same time, Eurotherm and APV Baker have transferred to our new Production Management division, and Wind Power and Rail Systems to the Development division.

Control Systems
Sales £2,228m (2001: £2,320m), operating profit £289m (2001: £380m)

Sales for our largest division were 4% down on last year, with the organic decline of 7% directly reflecting the order pattern. However, the year finished with renewed consumer confidence driving stronger sales of white goods in North America. Demand for climate controls and meters also showed stability in North America and Europe, but continuing softness in Japan.

The growing need for our customers to reduce their energy bills pushed up sales of Energy Solutions in those vertical segments specifically targeted by that business, such as health and pharmaceuticals. At the same time, performance was adversely affected by the continued weakness in the North American commercial building systems and services sector. Motors and Sensors, both businesses now being sold as part of the new Industrial Components and Systems division, held up overall and are now showing signs of recovery.

Investment has continued into the development of residential control systems. Costs are charged to operating profit, but no commercial revenue was booked for the year.

Wherever markets declined sharply there was a heavy drop-through effect on profits and margins. Equally, as throughput rose in the latter months at Appliance Controls, profits rose from increased production efficiencies in its plants. Cash generation for the division improved as a result of a concentrated focus on driving down inventories, which were reduced 18%, creating a £50m cash inflow.

With the exception of Sensors and Motors, all businesses in this division transferred on 1 May to the Energy Management division, under the leadership of Dan Leff, following his appointment as COO this month.

Power Systems
Sales £897m (2001: £1,349m), operating profit £2m (2001: £182m)

Our Power Systems division saw revenues decline 34% (33% organically) as demand from the telecom and IT sectors virtually collapsed. This was most pronounced in the US and Japan although, by the third quarter, European markets were also showing weakness. Our Power Systems and Power Components businesses were first affected by these trends in the final quarter of the prior financial year, and the rate of decline sharpened rapidly throughout the year under review. Only service-based revenues in Power Systems continued to grow, and these are now 4% higher than a year ago.

The severe market conditions produced inevitable pricing pressures. These combined with the substantial reduction in volumes, particularly on higher margin product, and with customer bankruptcies, to cause profits in the division to drop to breakeven levels. Aggressive cost reductions were made throughout the year; but real profitability will only return with increased activity in the businesses' main markets. As yet there is no sign of this, with orders from telecoms and IT customers in the US roughly half the level of a year ago and those in Japan and Brazil similarly weak. Although component design-in orders are running at twice last year's level, OEM customers continue to delay production schedules. However, orders at Teccor began to show some strength in March for semiconductor applications, traditionally a lead indicator for sector demand.

As of 1 May, the Power Systems business became part of our new Energy Management division and Power Components moved into the Development division.

Acquisitions

Acquisitions completed during the year, at a total cost including acquired debt of £49m, included FieldTech (£15m) and Pacific Simulation (£5m), as well as a number of small service-based businesses. FieldTech provides a complete package of high quality, cost-effective metering services to gas, water and electric utilities throughout the United States. Pacific Simulation is a world leader in performance-based optimisation software and solutions for thermo-mechanical pulping and other pulp and paper industry applications.

Disposals

Total consideration in the year of £431m included loan notes and other non-cash proceeds of £98m and net cash divested of £5m. After directly-related restructuring costs and the settlement of certain liabilities in connection with the disposals, totalling £52m, and other costs including fees of £19m, the net cash proceeds were £257m. The largest of these disposals, Energy Storage, was completed in March for $425m (£287m), comprising $325m cash and a $100m loan note.

Other disposals and proceeds in the year included Hoffman (£32m), Brook Crompton (£30m) and Crompton Instruments (£17m).

In addition, since the year-end, we have completed the disposals of Flow Control for £366m ($535m), Australian Transmissions for £33m (A$88m) and others for £6m. We also announced the conditional exchange of contracts for the sale of Alemite (£23m) and CompAir (nominal consideration).

Altogether, disposals since September 2001 have generated proceeds of approximately £750m, including deferred consideration of £60m, of which approximately £650m relates to the strategy disposal programme announced in February. We remain confident that we can complete this programme by the end of the current financial year and realise a total of at least £1.5bn to reduce our debt levels.

Financing

Reduction of the Group's indebtedness is and will remain a major focus. Debt has reduced to £3,016m from £3,283m in September 2001 and £3,218m in March 2001. In addition, disposals since year-end have led to gross cash proceeds of approximately £400m; this, together with further expected proceeds of at least £850m from the four remaining businesses identified for disposal, will significantly reduce our debt.

In the meantime, the Group has arranged a $1,390m facility with an effective repayment date of July 2003, which will meet the Group's refinancing requirements in 2002. This facility reduces as proceeds are received on the disposal programme or if the Group refinances debt in the debt capital or bank markets during 2002/03. The Group had total borrowing facilities of £3.9bn (excluding the $1,390m above) as at 31 March 2002. The Group's facilities are not dependent on credit ratings for their availability.

It remains our intention to diversify our sources of debt finance during 2002/03.

Strategic Progress

After announcing the outcome of our strategy review in mid February, we immediately began to prepare for the transition to the Group's new structure. This took place on 1 May with our two new core divisions being Production Management and Energy Management.

A programme office has been set up to manage the Group's transformation over the next four years. The initial phase is planned to deliver a fast recovery through a large number of localised

projects for performance improvement. These will focus on the four areas identified as key to all our businesses - customer development, service delivery, project management and lean supply chain - and have already been built into budgets for the current financial year.

At the same time, we will be laying the foundations for a radical long-term repositioning of Invensys as a leader in providing customers with greater resource productivity, through the management of their production technology and energy consumption. This will require close collaboration among our businesses on major accounts and tenders, global supply chain, integrated development of future technology and the creation and delivery of sophisticated new performance services.

To track change on such a scale we have developed an operational governance system and are mid-way into a two month programme to train 1,000 Invensys project leaders. As each wave completes, they are deployed according to priority on one of the more than 650 identified performance improvement areas. Costs, which will be phased, are estimated to be £50m in 2002/03 and are expected to be covered one to two times by benefits during the year, i.e. net benefits expected of £50-100m. Longer term we expect this programme to yield substantial improvements to growth and profitability. Over the next 18-24 months, as a result of these initiatives Production Management will target restoring its margin to 8-10%, closing the current performance gap with its peers. Energy Management will look to improve profitability by up to two percentage points. Overall, our goal for the improvement to our businesses from these processes is an annualised rate of at least £200m incremental profit by 2006. The key drivers of this goal in each area are discussed below and exclude any benefits from our markets or the economic environment.

Our **customer development** model was successfully piloted in Software Systems during the second half under the leadership of Teri Johnson, resulting in greater visibility of the sales pipeline, better management of our customer relationships and specific account and project wins. Teri has now been appointed to the Executive Team as SVP of Invensys Customer Development. Her team will have development plans for the Group's top twenty strategic accounts in place with the divisions by the end of the first quarter. At the same time, the team will work with the individual businesses to improve their sales and marketing processes. In its target areas this programme is expected to deliver growth in the range of one to two percentage points, improve selling margins incrementally by one to two points and halve customer attrition.

Ed Mulvey has been appointed as the leader for the **service delivery** initiative and joins the Executive Team in June. The service delivery team has established a network of experts across the Group and a model that benchmarks best practice in key metrics such as response times. Based on the success of the global services unit in Power Systems, this team is helping our divisions actively to pursue new service contracts and develop cross-business offerings for customers. In Energy Management, the Power Systems and Energy Solutions businesses are collaborating to provide joint energy/power management services. Powerware has developed an Enterprise Monitoring Service that combines monitoring, despatch and technical support capabilities. The benefits from this initiative are targeted to include growth in counter-cyclical service revenues of five to fifteen percentage points, margin increase of five to ten points on service business and improvement in customer satisfaction levels to world class levels of 95%+.

In **project management**, again a pilot during the second half in Production Management has demonstrated the value of improved monitoring and control. The division's "SWAT" team successfully eliminated profit leakage within six months from the worst performing contracts, with swings of 10-20% in gross margin achieved and an overall target of two to three points' improvement in the division's gross margin considered feasible for the current year. Every Invensys product group now has a leader in this area and a Group SVP of Project Management is currently being recruited to join the Executive Team.

Following the appointment to the Executive Team in December 2001 of Shelley Stewart as Group SVP of **lean supply chain,** this initiative has completed an initial assessment of our £2.6bn annual spend. By August, over sixty teams will be in place, utilising both new recruits and our existing pool of Six Sigma trained "black belts" to target cost and inventory reductions and to consolidate our existing world-wide base of 20,000 suppliers into fewer and stronger partnerships. The team has conservatively identified a benefit range for the Group as a whole of one to two points of margin, over time.

To ensure that current initiatives evolve into sustainable out-performance, the Group Development function under the leadership of Rod Powell, former Division Chief Executive at Control Systems, has established a **performance framework.** Already piloted with our Climate Controls business, this function will ensure that business goals translate into individual performance contracts with more than 500 senior managers. The framework will utilise standard market indicators for forecasting, and operational metrics agreed with each business, to build up a continuous cycle of commitment, accountability and delivery.

Group Development is also responsible for the implementation of shared systems and data across the Group and for development of a common technology roadmap to give our customers innovative products and services which address their future needs in resource productivity.

Other Matters

Board Changes

Larry Farmer, former Chief Executive and President of Brown & Root Energy Services, was appointed to the Board as a non-executive director in March 2002. Paolo Scaroni, Deputy Chairman of Pilkington plc and Chief Executive of ENEL, was appointed as a non-executive director in May 2002. Hugh Collum resigned from the Board in March 2002. Bob Bauman will retire from the Board at the AGM in July.

Dividend

In the context of the Group's performance for the year and the need to conserve cash and reduce its level of indebtedness, the Board is recommending a final dividend of 1p (2001: 5.2p). This will be payable on 11 September 2002 to shareholders on the register at close of business on 19 July 2002. Together with the interim dividend of 1p (2001: 2.5p), this represents a total dividend of 2p (2001: 7.7p) and establishes the base from which to grow the dividend with reference to future performance.

US listing

Last year we announced that we would be seeking to list the Group on the New York Stock Exchange during 2002. Whilst listing remains our intention, we have decided to delay this in order to focus fully on the implementation of our new strategy and completion of our disposals programme.

Outlook

Orders from automation and controls sectors, particularly in the US, are now increasing in several businesses within our two core divisions of Production Management and Energy Management. However, with the technology sectors remaining depressed, any economic recovery is fragile.

We expect the first benefits from our phased investment in new capabilities and processes to become apparent in the second half. Provided that economic conditions do not deteriorate, we aim to offset the dilutive effect of our recent disposals. At the same time, our net debt and therefore interest payments will continue to reduce with disposal proceeds.

Invensys plc
For the year ended 31 March 2002
Consolidated Profit and Loss Account (unaudited)

	Notes	Year ended 31 March 2002 £m	Year ended 31 March 2001 (restated) £m
Turnover			
Existing operations		5,731	6,338
Acquisitions		25	–
Ongoing operations		5,756	6,338
Disposal group		260	324
Total continuing operations		6,016	6,662
Discontinued operations		956	1,201
	1	6,972	7,863
Operating profit before exceptional items and goodwill amortisation			
Existing operations		471	817
Acquisitions		–	–
Ongoing operations		471	817
Disposal group		(14)	(6)
Total continuing operations		457	811
Discontinued operations		92	123
	1	549	934
Operating exceptional items			
Restructuring costs	2	(223)	(292)
Market related write downs	2	(76)	–
	1	(299)	(292)
Operating profit before goodwill amortisation		250	642
Goodwill amortisation	1	(124)	(98)
Operating profit		126	544
Share of operating profits/(losses) of associated undertakings			
Discontinued operations	3	2	(5)
Total operating profit			
Continuing operations*	3	36	440
Discontinued operations	3	92	99
		128	539
Corporate exceptional items			
Fundamental reorganisation costs	2	(172)	–
Costs of closure	2	(45)	(24)
Loss on sale of fixed assets	2	(34)	(12)
Loss on disposal of operations	2	(565)	(126)
(Loss)/profit on ordinary activities before interest and taxation	1	(688)	377
Net interest payable and similar charges		(170)	(227)
(Loss)/profit on ordinary activities before taxation		(858)	150
Tax on profit on ordinary activities	4	(9)	(74)
(Loss)/profit on ordinary activities after taxation		(867)	76
Minority interests - equity		(2)	(6)
(Loss)/profit for the financial year		(869)	70
Dividends	5	(70)	(268)
Retained loss for the financial year		(939)	(198)
(Loss)/earnings per share (basic and diluted)	6	(24.8) p	2.0 p
Earnings per share (total Group, before exceptional items and goodwill amortisation)	6	7.7 p	13.7 p
Average exchange rates for the financial year			
US$ to £1		1.43	1.48
Euro to £1		1.62	1.64
Yen to £1		179.68	164.21

* including acquisitions in the year ended 31 March 2002 with operating profit (before operating exceptional items and goodwill amortisation) of £nil, restructuring costs of £nil, market related write downs of £nil and goodwill amortisation of £1 million (note 3).

The results for the financial year have been translated into sterling at the appropriate average exchange rates.

Invensys plc
At 31 March 2002
Consolidated Balance Sheet (unaudited)

	Notes	31 March 2002 £m	31 March 2001 (restated) £m
Fixed assets			
Intangible assets		1,512	1,635
Tangible assets		1,515	2,103
Investments in associated undertakings		14	20
Other investments		59	47
		3,100	3,805
Current assets			
Stocks		824	1,213
Debtors: amounts falling due within one year		1,490	2,160
Debtors: amounts falling due after more than one year		510	435
Investments		33	48
Cash and short-term deposits		506	382
		3,363	4,238
Creditors: amounts falling due within one year			
Short-term borrowings		(1,066)	(2,032)
Other creditors		(1,748)	(2,542)
		(2,814)	(4,574)
Net current assets/(liabilities)		549	(336)
Total assets less current liabilities		3,649	3,469
Creditors: amounts falling due after more than one year			
Long-term borrowings		(2,456)	(1,568)
Other creditors		(117)	(125)
		(2,573)	(1,693)
Provisions for liabilities and charges		(686)	(827)
	1	390	949
Capital and reserves			
Called up share capital		875	875
Share premium account		15	15
Capital redemption reserve		83	83
Merger reserve		657	202
Exchange variation reserve		(417)	(391)
Profit and loss account		(1,069)	(96)
Shareholders' funds – equity		144	688
Minority interests - including non-equity		246	261
		390	949
Net debt		(3,016)	(3,218)
Gearing			
Net assets with previously written off goodwill, added back		73.2%	62.7%
Year end exchange rates			
US$ to £1		1.42	1.42
Euro to £1		1.63	1.61
Yen to £1		188.73	178.16

The balance sheet has been translated into sterling at appropriate year end exchange rates.

Invensys plc
For the year ended 31 March 2002
Consolidated Cash Flow Statement (unaudited)

	Notes	Year ended 31 March 2002 £m	Year ended 31 March 2001 £m
Net cash inflow from operating activities	7	536	323
Returns on investments and servicing of finance	7	(170)	(218)
Taxation	7	(43)	(135)
Capital expenditure and financial investment	7	(129)	(241)
Acquisitions and disposals	7	209	(293)
Equity dividends paid		(217)	(268)
Cash inflow/(outflow) before use of liquid resources and financing		186	(832)
Management of liquid resources	7	(104)	257
Financing			
Issue of ordinary shares	7	–	4
Increase in debt	7	–	605
Increase in cash in year		82	34

Reconciliation of Net Cash Flow to Movement in Net Debt (unaudited)

	Notes	Year ended 31 March 2002 £m	Year ended 31 March 2001 £m
Increase in cash in year	7	82	34
Cash inflow from increase in debt	7	–	(605)
Cash outflow/(inflow) from increase/(decrease) in liquid resources	7	104	(257)
Change in net debt resulting from cash flows	7	186	(828)
Short-term deposits, loans and finance leases acquired/divested in respect of the acquisition/disposal of subsidiary undertakings	7	2	(62)
New finance leases	7	(1)	(2)
Exchange movements	7	15	(194)
Movement in net debt in year		202	(1,086)
Net debt at beginning of year	7	(3,218)	(2,132)
Net debt at end of year	7	(3,016)	(3,218)

Invensys plc
For the year ended 31 March 2002
Consolidated Statement of Total Recognised Gains and Losses (unaudited)

	Notes	Year ended 31 March 2002 £m	Year ended 31 March 2001 (restated) £m
(Loss)/profit for the financial year		(869)	70
Currency translation differences on foreign currency net investments		(52)	5
Tax (charge)/credit on currency translation differences on foreign currency net investments		–	–
		(52)	5
Total recognised gains and losses for the year		(921)	75
Prior year adjustment - FRS 19	10	(137)	
Total recognised losses		(1,058)	
Prior year adjustment - change in software development capitalisation policy			(100)
Total recognised losses			(25)

Reconciliation of Movements in Consolidated Shareholders' Funds (unaudited)

	Notes	Year ended 31 March 2002 £m	Year ended 31 March 2001 (restated) £m
(Loss)/profit for the financial year		(869)	70
Dividends	5	(70)	(268)
		(939)	(198)
Currency translation differences on foreign currency net investments, net of tax		(52)	5
Share capital issued, including options		–	4
Goodwill written back on disposals		447	93
		(544)	(96)
Opening shareholders' funds		825	1,024
Prior year adjustment - FRS 19	10	(137)	(140)
Prior year adjustment - change in software development capitalisation policy			(100)
Opening shareholders' funds (restated)		688	784
Closing shareholders' funds		144	688

Invensys plc
For the year ended 31 March 2002
Notes (unaudited)

1 Analysis of consolidated turnover, profit before interest and tax and net operating assets

	Turnover 2002 £m	Turnover 2001 £m	Profit before interest and tax 2002 £m	Profit before interest and tax 2001 £m	Net operating assets 2002 £m	Net operating assets 2001 (restated) £m
Business division						
Software Systems	1,380	1,326	10	43	286	315
Automation Systems	1,251	1,343	170	212	468	593
Control Systems	2,228	2,320	289	380	1,002	1,067
Power Systems	897	1,349	2	182	358	491
Ongoing operations	5,756	6,338	471	817	2,114	2,466
Disposal group	260	324	(14)	(6)	25	128
Total continuing operations	6,016	6,662	457	811	2,139	2,594
Discontinued operations	956	1,201	92	123	211	632
	6,972	7,863	549	934	2,350	3,226
Operating exceptional items			(299)	(292)		
Goodwill amortisation			(124)	(98)		
Share of operating profits/(losses) of associated undertakings			2	(5)		
Corporate exceptional items			(816)	(162)		
(Loss)/profit on ordinary activities before interest and taxation			(688)	377		
Geographical analysis by origin						
United Kingdom	461	494	40	51	110	169
Rest of Europe	1,174	1,183	101	130	226	184
North America	3,263	3,636	292	488	1,295	1,579
South America	165	213	9	31	86	116
Asia Pacific	641	778	28	115	387	409
Africa and Middle East	52	34	1	2	10	9
Ongoing operations	5,756	6,338	471	817	2,114	2,466
Disposal group	260	324	(14)	(6)	25	128
Discontinued operations	956	1,201	92	123	211	632
	6,972	7,863	549	934	2,350	3,226
Operating exceptional items			(299)	(292)		
Goodwill amortisation			(124)	(98)		
Share of operating profits/(losses) of associated undertakings			2	(5)		
Corporate exceptional items			(816)	(162)		
(Loss)/profit on ordinary activities before interest and taxation			(688)	377		
Borrowings					(3,522)	(3,600)
Cash and short-term deposits					506	382
Deferred tax					(177)	(214)
Taxation					(244)	(298)
Dividends					(35)	(182)
Goodwill					1,512	1,635
Net assets per consolidated balance sheet					390	949
Geographical analysis of turnover by destination						
United Kingdom	450	470				
Rest of Europe	1,205	1,251				
North America	3,042	3,374				
South America	218	267				
Asia Pacific	715	866				
Africa and Middle East	126	110				
Ongoing operations	5,756	6,338				
Disposal group	260	324				
Discontinued operations	956	1,201				
	6,972	7,863				

The share of operating profits of associated undertakings in ongoing operations is £nil (2001 £nil).

Invensys plc
For the year ended 31 March 2002
Notes (unaudited)

1 Analysis of consolidated turnover, profit before interest and tax and net operating assets (continued)

Geographical analysis by origin for the Disposal group

	Turnover 2002 £m	Turnover 2001 £m	Profit before interest and tax 2002 £m	Profit before interest and tax 2001 £m	Net operating assets 2002 £m	Net operating assets 2001 £m
United Kingdom	57	73	(7)	(1)	11	50
Rest of Europe	90	106	(4)	(4)	–	20
North America	59	87	(4)	(1)	–	30
South America	2	3	–	–	–	1
Asia Pacific	45	47	1	–	14	24
Africa and Middle East	7	8	–	–	–	3
	260	324	(14)	(6)	25	128

The analysis of turnover by destination for the Disposal group is not materially different from the analysis of turnover by origin shown above.

Geographical analysis by origin for discontinued operations

	Turnover 2002 £m	Turnover 2001 £m	Profit before interest and tax 2002 £m	Profit before interest and tax 2001 £m	Net operating assets 2002 £m	Net operating assets 2001 £m
United Kingdom	152	207	8	27	14	145
Rest of Europe	360	435	26	35	21	165
North America	294	343	40	41	125	259
South America	3	17	–	(1)	5	6
Asia Pacific	145	191	18	20	45	56
Africa and Middle East	2	8	–	1	1	1
	956	1,201	92	123	211	632

The analysis of turnover by destination for discontinued operations is not materially different from the analysis of turnover by origin shown above.

Analysis of operating exceptional items, goodwill amortisation and net book value of goodwill by business division

	Operating exceptional items 2002 £m	Operating exceptional items 2001 £m	Goodwill amortisation 2002 £m	Goodwill amortisation 2001 £m	Net book value of goodwill 2002 £m	Net book value of goodwill 2001 £m
Software Systems	91	165	82	57	846	910
Automation Systems	39	19	14	16	227	253
Control Systems	71	46	9	5	131	118
Power Systems	97	39	17	17	300	319
Ongoing operations	298	269	122	95	1,504	1,600
Disposal group	1	7	–	–	–	–
Total continuing operations	299	276	122	95	1,504	1,600
Discontinued operations	–	16	2	3	8	35
	299	292	124	98	1,512	1,635

Geographical analysis of operating exceptional items, goodwill amortisation and net book value of goodwill

	Operating exceptional items 2002 £m	Operating exceptional items 2001 £m	Goodwill amortisation 2002 £m	Goodwill amortisation 2001 £m	Net book value of goodwill 2002 £m	Net book value of goodwill 2001 £m
United Kingdom	17	24	23	19	332	362
Rest of Europe	61	90	25	17	272	295
North America	175	127	58	46	675	707
South America	2	6	2	2	29	31
Asia Pacific	43	22	14	11	196	205
Africa and Middle East	–	–	–	–	–	–
Ongoing operations	298	269	122	95	1,504	1,600
Disposal group	1	7	–	–	–	–
Total continuing operations	299	276	122	95	1,504	1,600
Discontinued operations	–	16	2	3	8	35
	299	292	124	98	1,512	1,635

2 Exceptional items

Exceptional items arising from asset write downs, restructuring programmes and closures are analysed as follows:

	Asset write down £m	Restructuring programme £m	Closures £m	Total £m
Operating exceptional items				
Restructuring costs	37	186	-	223
Market related write downs	76	-	-	76
Corporate exceptional items				
Fundamental reorganisation costs	127	45	-	172
Cost of closures	-	-	45	45
	240	231	45	516

The asset write downs relate to the Group's strategic review and the exceptional market downturn in Power Systems division announced in February.

In addition, the Group has also recorded corporate exceptional items in relation to the loss on sale of fixed assets and disposal of operations of £34 million and £565 million respectively. The loss on disposal of operations comprises a loss of £86 million on net operating assets and a charge of associated goodwill of £479 million.

3 Total operating profit

Continuing operations

	Year ended 31 March 2002 £m	Year ended 31 March 2001 £m
Turnover	6,016	6,662
Cost of sales	(4,397)	(4,742)
Gross profit	1,619	1,920
Distribution costs	(62)	(72)
Administrative costs including marketing costs	(1,100)	(1,037)
Operating profit before operating exceptional items and goodwill amortisation	457	811
Operating exceptional items	(299)	(276)
Goodwill amortisation	(122)	(95)
Total operating profit	36	440

Acquisitions in the year ended 31 March 2002 are included within continuing operations and comprise turnover of £25 million, cost of sales of £15 million, gross profit of £10 million, administrative costs including marketing costs of £10 million and goodwill amortisation of £1 million.

Discontinued operations

	Year ended 31 March 2002 £m	Year ended 31 March 2001 £m
Turnover	956	1,201
Cost of sales	(668)	(837)
Gross profit	288	364
Distribution costs	(33)	(36)
Administrative costs including marketing costs	(163)	(205)
Operating profit before exceptional items and goodwill amortisation	92	123
Operating exceptional items	-	(16)
Goodwill amortisation	(2)	(3)
Share of operating profits/(losses) of associated undertakings	2	(5)
Total operating profit	92	99

Market related write downs of £49 million within continuing and discontinued operations is classified as cost of sales which therefore total £5,114 million (2001 £5,579 million). Restructuring costs of £223 million, market related write downs of £27 million and goodwill amortisation of £124 million within continuing and discontinued operations are classified as administrative costs which therefore total £1,637 million (2001 £1,632 million).

Invensys plc
For the year ended 31 March 2002
Notes (unaudited)

4 Taxation

	Year ended 31 March 2002 £m	Year ended 31 March 2001 (restated) £m
United Kingdom	(30)	(37)
Foreign tax	43	89
Deferred tax	(6)	22
Share of associated undertakings	2	–
	9	74

The effective tax rate on profit before corporate exceptional items and goodwill amortisation for the year ended 31 March 2002 is 29.0% (2001 31.0%). The tax credit on corporate exceptional items for the year ended 31 March 2002 is £15 million.

5 Dividends

	Year ended 31 March 2002 £m	Year ended 31 March 2001 £m
Interim	35	87
Final (proposed)	35	182
	70	269
Reversal of accrual for prior years' dividends	–	(1)
	70	268

6 Earnings per share

	Year ended 31 March 2002	Year ended 31 March 2001 (restated)
(Loss)/earnings per share		
Basic	(24.8) p	2.0 p
Total Group*	7.7 p	13.7 p
Diluted	(24.8) p	2.0 p
Average number of shares (millions)		
Basic	3,500	3,499
(Loss)/earnings (£ millions)		
Basic	(869)	70
Total Group*		
Total Group operating profit*	549	934
Share of profits/(losses) of associated undertakings	2	(5)
Net interest payable	(170)	(227)
	381	702
Tax at 29.0% (2001 31.0%)	(110)	(218)
Minority interest	(2)	(6)
	269	478

* Before exceptional items and goodwill amortisation.

The basic earnings per share has been calculated using 3,500 million shares (2001 3,499 million), being the weighted average number of shares in issue during the year, and the loss after taxation and minority interests of £869 million (2001 profit of £70 million).

Earnings per share is also calculated by reference to earnings for the total Group, before exceptional items and goodwill amortisation, since the directors consider that this gives a useful additional indication of underlying performance.

The diluted earnings per share has been calculated in accordance with FRS 14 without reference to adjustments in respect of certain share options which are considered to be anti-dilutive.

7 Cash flow statement

Reconciliation of operating profit before interest and tax to net cash inflow from operating activities

	Year ended 31 March 2002 £m	Year ended 31 March 2001 £m
Total operating profit	128	539
Depreciation charge	260	265
Provision for impairment charged to operating profit	5	–
Amortisation of goodwill	124	98
(Profit)/loss in associated undertakings	(1)	5
Cash costs of fundamental reorganisation	(45)	–
Cash costs of closures	(25)	(24)
Decrease/(increase) in stocks	216	(154)
Decrease/(increase) in debtors	257	(120)
Decrease in creditors and provisions	(383)	(286)
Net cash inflow from operating activities	536	323

Analysis of cash flows for headings netted in the cash flow statement

	Year ended 31 March 2002 £m	Year ended 31 March 2001 £m
Returns on investments and servicing of finance		
Interest received	32	24
Interest paid	(199)	(233)
Interest element of finance lease rental payments	–	(1)
Dividends paid to minority interests	(3)	(8)
Net cash outflow for returns on investments and servicing of finance	(170)	(218)
Taxation		
UK corporation tax received/(paid)	32	(12)
Overseas tax paid	(75)	(123)
Net cash outflow for tax paid	(43)	(135)
Capital expenditure and financial investment		
Purchase of tangible fixed assets	(210)	(257)
Sale of tangible fixed assets	112	21
Purchase of trade investments	(32)	(10)
Sale of trade investments	1	5
Net cash outflow for capital expenditure and financial investment	(129)	(241)
Acquisitions and disposals		
Purchase of subsidiary undertakings	(40)	(514)
Net cash acquired with subsidiary undertakings	–	41
Sale of subsidiary undertakings	262	189
Net (cash)/overdrafts disposed of on sale of subsidiary undertakings	(7)	5
Sale of associated undertakings	–	5
Purchase of minority interests	(6)	(19)
Net cash inflow/(outflow) for acquisitions and disposals	209	(293)
Management of liquid resources		
Short-term deposits (made)/withdrawn	(104)	257
Net cash (outflow)/inflow from management of liquid resources	(104)	257
Financing		
Issue of ordinary share capital	–	4
Debt due within one year		
Increase in short-term borrowings	3,275	3,057
Repayment of short-term borrowings	(4,817)	(3,169)
Debt due beyond one year		
Increase in long-term borrowings	1,560	782
Repayment of long-term borrowings	(14)	(61)
Capital element of finance lease repayments	(4)	(4)
	–	605
Net cash inflow from financing	–	609

7 Cash flow statement (continued)

Analysis of changes to net debt

	At 1 April 2001 £m	Cashflow £m	Acquisitions/ disposals (excl cash and overdrafts) £m	Other movements £m	Exchange movement £m	At 31 March 2002 £m
Cash at bank and in hand	280	32	–	–	(8)	304
Overdrafts	(107)	50	–	–	–	(57)
		82				
Debt due within one year	(1,918)	1,542	–	(625)	(1)	(1,002)
Debt due after one year	(1,559)	(1,546)	–	625	28	(2,452)
Finance leases	(16)	4	2	(1)	–	(11)
		–				
Short-term deposits	102	104	–	–	(4)	202
Total	(3,218)	186	2	(1)	15	(3,016)
Cash at bank and in hand	280					304
Short-term deposits	102					202
Cash and short-term deposits	382					506

8 Adoption of FRS 17

In November 2000 the Accounting Standards Board issued Financial Reporting Standard No 17: Retirement Benefits. The implementation of the requirements of FRS 17 is phased in over a two year period starting with accounting periods ending on or after 22 June 2001. In accordance with the transitional provisions of FRS 17, the Group has continued to account for pensions and post-retirement benefits in accordance with Statement of Standard Accounting Practice No 24: Pension Costs. The effect on the net assets of the Group of adopting FRS 17 would be to decrease net assets by £75 million including the effect of a net deferred tax asset of £47 million. This is primarily due to the reversal of SSAP24 assets currently held in the balance sheet.

In addition, there is a consequential impact on the Group deferred tax position in that the net deferred tax assets recognised under FRS 17 (and FRS 19) displace £37 million of deferred tax assets currently recognised in respect of tax losses which are not pension related. This is as a result of the current tax loss position of the Group in certain overseas territories. This situation may change by 2003/04 when the actual accounting for FRS 17 is implemented.

9 Adoption of FRS 18

In December 2000 the Accounting Standards Board issued Financial Reporting Standard No 18: Accounting Policies. FRS 18 updates an existing accounting standard and provides new guidance requiring that the most appropriate accounting policies and treatments are selected for the Group's particular circumstances. It has not had a significant effect on the measurement of the results and assets and liabilities of the Group.

10 Adoption of FRS 19

In December 2000 the Accounting Standards Board issued Financial Reporting Standard No 19: Deferred Tax. Under FRS 19 the Group is required to recognise deferred tax as a liability or asset if transactions or events giving rise to an obligation to pay more tax in the future, or a right to pay less tax in the future, have occurred by the balance sheet date. Previously, the Group provided for deferred tax using the liability method to the extent that it was probable that liabilities would crystallise in the foreseeable future. Deferred tax unprovided for as at 31 March 2001 and which is now required to be provided for under FRS 19, has been provided for and shown as a prior year adjustment. The impact on the tax charge for the year to 31 March 2002 is to increase the tax charge by £nil (2001 £8 million). Shareholders' funds at 31 March 2001 have been reduced by £137 million. As permitted by FRS 19, the Group has adopted a policy of not discounting deferred tax assets and liabilities.

11 Post balance sheet events

On 2 May 2002, Invensys sold its Flow Control business to Flowserve Corporation for a cash consideration of £366 million ($535 million). The results of the Flow Control business are included in discontinued operations.

On 14 May 2002, Invensys announced that it had agreed to sell its CompAir business to Alchemy Partners for a nominal consideration. As a result, assets of the CompAir business have been written down by £68 million and goodwill previously written off to reserves by £21 million which have been included in loss on disposal within continuing operations.

12 Financial statements

This preliminary statement was approved by a duly appointed and authorised committee of the board of directors on 29 May 2002. This statement does not comprise the statutory accounts of the Group.

The financial information for the year ended 31 March 2002 has been prepared on the same basis of accounting as for the year ended 31 March 2001 except for the change in accounting policy for deferred tax as explained in note 10. The financial information is unaudited. The comparative information for the year ended 31 March 2001 does not constitute the company's statutory accounts for that year but is derived from those accounts. The statutory accounts of Invensys plc for the year ended 31 March 2001 have been delivered to the Registrar of Companies. The auditors, Ernst & Young LLP, reported on those accounts and their report was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

PRESS RELEASE

30 May 2002

Management Appointment - Ed Mulvey to lead Service Delivery

Invensys plc, a global leader in the management of production and energy resources, today announces the appointment of Edward (Ed) Mulvey as Senior Vice President of the Service Delivery performance initiative in support of the overall organisation. He will report to Rick Haythornthwaite, Chief Executive, and will be a member of the Executive Management Team. He will be based in Foxboro, Massachusetts, and takes up his post on 1 June. Ed joins Invensys from Honeywell where he was Vice President, Strategy and eBusiness, Aerospace Services. He has extensive experience in services development and delivery with several world-class companies. At Honeywell his responsibilities included global strategic planning, mergers and acquisitions, business development and eBusiness activities. Prior to this, Ed was with Cambridge Technology Partners, as a Service Line Leader, Interactive Solutions and previously he spent fifteen years in varied roles with AT&T.

Rick Haythornthwaite said:

"In this newly created role, Ed and his team will provide the structure to support world class standards of customer satisfaction and drive innovation for our service businesses globally. The team will ensure that service offerings become a significant proportion of our total revenues and a prime source of customer loyalty. They will also help our divisions to develop new cross-business offerings.
"As I announced in February, the service delivery initiative is one of our key opportunities to make our new strategy a reality for customers."

Notes:

Invensys plc, the international production technology and energy management group, specialises in helping companies to improve efficiency, performance and profitability. Invensys is headquartered in London, England. Our Production Management businesses work closely with customers in order to drive up performance of their production assets and maximise the return on investments in product technologies. The division includes Foxboro, Wonderware, Triconex, APV, Eurotherm and Baan and it addresses the oil, gas and chemicals; food beverage and personal healthcare; and discrete and hybrid manufacturing sectors.

Our Energy Management businesses actively work with clients involved in both the supply and consumption of energy, developing systems using innovative technologies that improve the reliability and security of power supplies. The division includes Energy Solutions, Metering Systems, Appliance, Home and Climate Controls and Power Systems and focuses on markets connected with power and energy infrastructure for industrial, commercial and residential buildings.

Contact:

Duncan Bonfield
Tel:
+44 (0)20 7821 3712
Fax:
+44 (0)20 7821 3709
Invensys plc

Simon Holberton
Tel:
+44 (0)20 7404 5959
Fax:
+44 (0)20 7831 2823
Brunswick

"emailalert@hemscott.co.uk" <emailalert
31/05/2002 14:32

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Director Shareholding

This Email News Alert service is brought to you by Invensys and http://www.hemscott.net

RNS Number:7400W
Invensys PLC
31 May 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Invensys plc

2) Name of director

Larry E Farmer

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Larry E Farmer

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

No

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7) Number of shares/amount of stock acquired

2,000

8) Percentage of issued class

0.000057%

9) Number of shares/amount of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

Ordinary shares of 25p each

12) Price per share

106.62 pence

13) Date of transaction

31 May 2002

14) Date company informed

31 May 2002

15) Total holding following this notification

2,000

16) Total percentage holding of issued class following this notification

0.000057%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Victoria Scarth, Senior Vice President, Corporate Marketing and

Communications,
020 7821 3712

25) Name of Company official responsible for making notification:

Anna Holland, Assistant Secretary

END
RDSSDFFLFSESEFI

----- Forwarded by Rachel Spencer/LondonHQ/GB/Invensys on 17/06/2002 11:16 -----

"emailalert@hemscott.co.uk" <emailalert
14/06/2002 13:42

To: "rachel.spencer@invensys.com" <rachel.spencer@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Directorate Change

This Email News Alert service is brought to you by Invensys and http://www.hemscott.net

14 June 2002

Invensys non-executive director steps down

Invensys plc announces that Paolo Scaroni has stepped down as a non-executive director with immediate effect.

Paolo Scaroni joined the Invensys Board on 1 May 2002. He was subsequently appointed as Chief Executive of Enel, Italy's largest integrated electricity group, based in Rome.

Lord Marshall, Chairman of Invensys plc said:

"We are sorry to lose the services of Paolo Scaroni. However, his circumstances have changed in a manner that he could not have foreseen and in his view the scope and location of his new role make it impossible for him to fulfill his duties as a non-executive director of Invensys. We wish him every success at Enel."

Contact:

Invensys plc

Duncan Bonfield +44 (0) 20 7821 3529

Brunswick

Ben Brewerton +44 (0) 20 7404 5959

About
Invensys plc

Invensys plc, the international production technology and energy
management
Group, specialises in helping companies to improve their efficiency,
performance
and profitability. Invensys is headquartered in London, England.

Our Production
Management businesses work closely with customers in order to
drive up performance
of their production assets, maximise the return on
investments in production technologies
and remove cost and cash from their
whole supply chain. The division includes
Foxboro, Wonderware, Triconex, APV,
Eurotherm and Baan and it addresses the oil,
gas and chemicals, food beverage
and personal healthcare, and discrete and hybrid
manufacturing sectors.

Our Energy Management businesses actively work with clients
involved in both
the supply and consumption of energy, using innovative technologies
to develop
systems that improve the efficiency, reliability and security of power
supply.
The division includes Energy Solutions, Metering Systems, Appliance, Home
and
Climate Controls and Powerware and focuses on markets connected with power
and
energy infrastructure for industrial, commercial and residential buildings.

END

"emailalert@hemscott.co.uk" <emailalert

18/06/2002 12:35

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Director Shareholding

This Email News Alert service is brought to you by Invensys and http://www.hemscott.net

RNS Number:4038X
Invensys PLC
18 June 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Invensys plc

2) Name of director

Richard N Haythornthwaite

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial
interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Richard N Haythornthwaite

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

No

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant of share option

7) Number of shares/amount of stock acquired

-

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

-

12) Price per share

-

13) Date of transaction

-

14) Date company informed

-

15) Total holding following this notification

-

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

17 June 2002

18) Period during which or date on which exercisable

17 June 2005 to 16 June 2012

19) Total amount paid (if any) for grant of the option

-

20) Description of shares or debentures involved: class, number

Option over 1,315,400 ordinary shares of 25p each

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

100.35p

22) Total number of shares or debentures over which options held following this notification

2,227,532

23) Any additional information

Option granted pursuant to the Invensys 1998 Senior Executive Share Option Scheme and subject to the satisfaction of a performance condition

24) Name of contact and telephone number for queries

Victoria Scarth, Senior Vice President, Corporate Marketing & Communications
020 7821 3712

25) Name of Company official responsible for making notification:

Emma Sullivan, Assistant Secretary

Date of notification: 18 June 2002

END

RDSSFFFEASESEEM

"emailalert@hemscott.co.uk" <emailalert
18/06/2002 12:46

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Director Shareholding

This Email News Alert service is brought to you by Invensys and http://www.hemscott.net

RNS Number:4054X
Invensys PLC
18 June 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Invensys plc

2) Name of director

Kathleen A O'Donovan

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial
interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Kathleen A O'Donovan

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

No

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant of share option

7) Number of shares/amount of stock acquired

-

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

-

12) Price per share

-

13) Date of transaction

-

14) Date company informed

-

15) Total holding following this notification

-

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

17 June 2002

18) Period during which or date on which exercisable

17 June 2005 to 16 June 2012

19) Total amount paid (if any) for grant of the option

-

20) Description of shares or debentures involved: class, number

Option over 896,900 ordinary shares of 25p each

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

100.35p

22) Total number of shares or debentures over which options held following this notification

2,447,272

23) Any additional information

Option granted pursuant to the Invensys 1998 Senior Executive Share Option

Scheme and subject to the satisfaction of a performance condition

24) Name of contact and telephone number for queries

Victoria Scarth, Senior Vice President, Corporate Marketing and Communications,
020 7821 3712

25) Name of Company official responsible for making notification:

Emma Sullivan, Assistant Secretary

Date of notification: 18 June 2002

END

RNS Number:7208X
Invensys PLC
25 June 2002

INVENSYS PLC

DOCUMENTS LODGED WITH THE UK LISTING AUTHORITY

Invensys plc confirms that two copies of the following documents have been lodged with the UK Listing Authority in accordance with paragraphs 9.31 and 9.32
of the Listing Rules:

1. Invensys plc Annual Report & Accounts 2002;
2. Invensys plc Summary Financial Statement 2002; and
3. Invensys plc Chairman's Explanatory Letter and Notice of Annual General Meeting 2002.

These documents will be available to the public for inspection at the UK Listing
Authority's Document Viewing Facility at:

The UK Listing Authority

25 The North Collonade

Canary Wharf

London E14 5HS

Name of contact and telephone number for queries: Victoria Scarth, Senior Vice
President, Corporate Marketing & Communications 020 7821 3712.

Name of Company official responsible for making notification: Emma Sullivan,
Assistant Secretary.

Date of notification: 25 June 2002

"emailalert@hemscott.co.uk" <emailalert
15/07/2002 18:11

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Holding(s) in Company

This Email News Alert service is brought to you by Invensys and http://www.hemscott.net

RNS Number:6587Y
Invensys PLC
15 July 2002

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Invensys plc

2) Name of shareholder having a major interest

Brandes Investment Partners

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

The registered holders of the shares in which Brandes Investment Partners has an interest are approximately 575 custodian banks unaffiliated with Brandes

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As above

5) Number of shares/amount of stock acquired

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

Ordinary shares of 25p each

10) Date of transaction

28 June 2002

11) Date company informed

15 July 2002

12) Total holding following this notification

485,131,884

13) Total percentage holding of issued class following this notification

13.9%

14) Any additional information

15) Name of contact and telephone number for queries

Victoria Scarth, Senior Vice President, Corporate Marketing and

Communications 020 7821 3712

16) Name of company official responsible for making this notification

Anna Holland, Assistant Secretary

Date of notification: 15 July 2002

END

HOLSFEFWISESEIW

rown@invensys.com

"emailalert@hemscott.co.uk" <emailalert
24/07/2002 11:03

To: "rachel.spencer@invensys.com" <rachel.spencer@invensys.com>
cc:
Subject: News Alert: Invensys PLC - AGM Update on Current Trading

This Email News Alert service is brought to you by Invensys and http://www.hemscott.net

announcement

24 July 2002

Update on current trading at AGM

Invensys plc, the global leader in production technology and energy management, today gave an update on current trading at its Annual General Meeting.

Addressing shareholders at the Meeting, Chairman Lord Marshall said:

"In our preliminary results at the end of May, we highlighted early signs of recovery in orders from the automation and controls sectors, particularly in the US. This was balanced by continuing weakness in global technology markets, indicating that economic recovery remained fragile.

"In overall terms, we have seen no change in the trading environment since our statement at the end of May. As we said at the time, US commercial construction is affected by over-capacity and IT services are weak. However, some of our consumer-driven businesses demonstrate continuing improvement and certain of our Industrial Businesses - together with Rail Systems and parts of Power Components - are seeing signs of greater activity.

"Assuming these conditions continue, we expect trading in the first half to be around the levels of the previous six months, in line with market expectations.

"At the same time, our programme of investment in new capabilities and processes is well underway and we expect benefits to begin to emerge in the second half."

In proposing the resolution to the Meeting for the re-election to the Board of Kathleen O'Donovan, Lord Marshall said,

"You will remember that in my remarks last year, I referred to Kathleen having expressed her wish to stand down once post-merger work was complete, and expressed our pleasure that she had agreed to stay on and work with Rick. Your Board and Executive Management are focused on ensuring continuity of the

excellent job she is doing for us. Therefore in proposing this resolution, I want you to know that we are planning for this by seeking to recruit a Senior Vice President Finance. As and when this is achieved and after a reasonable period of working with Kathleen, the intention is that this person would replace Kathleen as Finance Director."

Safe Harbor

The information communicated in this documentation with respect to the Invensys financial outlook is forward looking and subject to risks and uncertainties. For this statement Invensys claims the protection of the safe harbour for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Contact:

Invensys plc

Victoria Scarth / Duncan Bonfield +44 (0) 20 7821 3529

Brunswick Simon Holberton / Ben Brewerton +44 (0) 20 7404 5959

About Invensys plc

Invensys plc, the international production technology and energy management Group specialises in helping customers to improve their efficiency, performance and profitability.

Our Production Management businesses work closely with customers in order to drive up performance of their production assets, maximise the return on investments in production technologies and remove cost and cash from their whole supply chain. The Division includes Foxboro, Wonderware, Triconex, APV, Eurotherm and Baan and addresses the oil, gas and chemicals, food, beverage and personal healthcare, and discrete and hybrid manufacturing sectors.

Our Energy Management businesses actively work with clients involved in the supply, measurement and consumption of energy, using innovative technologies to reduce costs and waste and improve the efficiency, reliability and security of power supply. The Division includes Energy Management Solutions, Appliance and Climate Controls, Global Services, Metering Systems, Powerware and Home Control Systems and focuses on markets connected with power and energy infrastructure for industrial, commercial and residential buildings.

Invensys has over 75,000 employees and operates in over 80 countries,

with its
headquarters in London, England.

END

For more information
and to contact AFX: www.afxnews.com and
www.afxpress.com

Stock Exchange 24 July 2002

INVENSYS PLC

SEC No 82 - 2142

RESULTS OF 2002 ANNUAL GENERAL MEETING ("AGM")

Invensys plc confirms that all resolutions proposed at the AGM of the Company held on 24 July 2002 were passed and the results of the poll are as detailed below:

	FOR		AGAINST		TOTAL
Resolutions	No. of Votes	%	No. of Votes	%	No. of Votes
1 To receive report and accounts for the year ended 31 March 2002	2,067,495,327	99.99	136,747	0.01	2,067,632,074
2 To approve the remuneration report	1,723,171,053	92.61	137,547,972	7.39	1,860,719,025
3 To declare a final dividend	2,072,253,721	100.00	100,748	0.00	2,072,354,469
4A To re-elect Ms K A O'Donovan	2,070,118,117	99.89	2,188,573	0.11	2,072,306,690
4B To elect Mr R N Haythornthwaite	2,057,606,311	99.94	1,155,048	0.06	2,058,761,359
4C To elect Mr L E Farmer	2,070,377,268	99.91	1,955,179	0.09	2,072,332,447
5 To re-appoint Ernst & Young LLP as auditors	1,981,993,500	98.85	23,066,781	1.15	2,005,060,281
6 To authorise the directors to determine the auditors' remuneration	2,015,902,934	99.89	2,221,764	0.11	2,018,124,698
7 To authorise allotment of relevant securities	2,071,000,537	99.94	1,313,751	0.06	2,072,314,288
8 To authorise disapplication of pre-emption provisions (special resolution)	2,069,200,699	99.85	3,086,302	0.15	2,072,287,001
9 To authorise purchase of ordinary shares (special resolution)	2,071,500,219	99.96	854,476	0.04	2,072,354,695
10 To authorise establishment of the Deferred Share Bonus Plan	1,407,445,012	84.44	259,423,757	15.56	1,666,868,769
11 To authorise amendments to the Executive Plans	1,562,233,600	83.18	315,887,352	16.82	1,878,120,952
12 To authorise amendments to the Employee Plans	1,856,491,582	89.71	212,947,748	10.29	2,069,439,330
13 To authorise EU political expenditure	1,955,070,006	97.13	57,729,190	2.87	2,012,799,196

Invensys plc further confirms that two copies of the resolutions passed as special business at the AGM have been submitted to the UK Listing Authority, in accordance with paragraphs 9.31 and 9.32 of the Listing Rules.

These resolutions will shortly be available to the public for inspection at the UK Listing Authority's Document Viewing Facility that is situated at:

The UK Listing Authority
25 The North Collonade
Canary Wharf
London E14 5HS
Tel: 020 76761000

Name of contact and telephone number for queries: Victoria Scarth, Senior Vice President, Corporate Marketing & Communications 020 78213712.

Name of Company official responsible for making notification: Emma Sullivan, Assistant Secretary.

Date of notification: 24 July 2002

"emailalert@hemscott.co.uk" <emailalert

05/08/2002 11:41

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Director Shareholding

This Email News Alert service is brought to you by Invensys and http://www.hemscott.net

RNS Number:5469Z
Invensys PLC
05 August 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Invensys plc

2) Name of director

Lord Marshall

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Sinjul Nominees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

No

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7) Number of shares/amount of stock acquired

50,000

8) Percentage of issued class

0.0014%

9) Number of shares/amount of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

Ordinary shares of 25p each

12) Price per share

59.62 pence

13) Date of transaction

5 August 2002

14) Date company informed

5 August 2002

15) Total holding following this notification

73,323

16) Total percentage holding of issued class following this notification

0.0021%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Victoria Scarth, Senior Vice President, Corporate Marketing and Communications,
020 7821 3712

25) Name of Company official responsible for making notification:

Anna Holland, Assistant Secretary

END

RDSSSSFFISESEEA

"emailalert@hemscott.co.uk" <emailalert

06/08/2002 15:23

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Statement re Appointment COO Development Division

This Email News Alert service is brought to you by Invensys and http://www.hemscott.net

6 August 2002

Appointment of Chief Operating Officer,

Development Division

Invensys plc, a global leader in production technology and energy management, today announces the appointment of John Duerden to lead its Development Division from September.
John joins Invensys from Xerox Engineering Systems, a wholly-owned Xerox subsidiary with 1,600 employees, where he has been Chief Executive Officer since May 2001.
John has been responsible for successfully restoring the business to profitability.

Previously, John spent five years at Dictaphone Corporation as Chairman and CEO. John was responsible for repositioning the business from a voice-recording hardware company into a software and solutions company offering a range of voice and data products from healthcare information systems to call centre quality monitoring. In 2000 Dictaphone was bought by Lernout & Hauspie, a speech and language technology company, for $935 million.

Prior to joining Dictaphone, John spent seven years at Reebok where he held a variety of senior management positions including President and Chief Operating Officer of Reebok Brands with P&L responsibility for a $3bn worldwide operation.
John started his career in the UK at Xerox, where he spent over twenty years in a variety of UK and international staff and operational positions.

John is also Chairman of Clarity Systems, LLC a high-tech start-up in Michigan and a Director of Selas Corporation of America.

CEO, Rick Haythornthwaite said:

"John is the ideal candidate for this role. His career has focused on transforming and growing businesses. His experience in a number of different industries and markets also gives him the breadth of vision necessary for leading the Development Division

and its three diverse businesses of Power Components, Rail Systems and Wind Power. All three businesses face significant strategic hurdles and John's knowledge and experience will ensure they make the most of their opportunities. We are very pleased to have attracted John to Invensys."

Invensys' Development Division, created as part of the Group's recent strategy review, contains three Business Groups. The Rail Systems businesses provide rail automation, signalling and control solutions to railways around the world. The Wind Power business manufactures innovative gear units for wind power generation turbines. The Power Components businesses deliver market leading switching and power supply solutions for manufacturing, telecommunications and

embedded systems.

Contact:

Invensys plc

Duncan
Bonfield +44 (0) 20 7821 3529

Brunswick
Ben Brewerton +44 (0) 20 7404 5959

About
Invensys plc
Invensys plc, the international production technology and energy management Group, specialises in helping customers to improve their efficiency, performance and profitability.

Our Production Management businesses work closely with customers in order to drive up performance of their production assets, maximise the return on investments in production technologies and remove cost and cash from their whole supply chain. The Division includes Foxboro, Wonderware, Triconex, APV, Eurotherm and Baan and addresses the oil, gas and chemicals, food, beverage and personal healthcare, and discrete and hybrid manufacturing sectors.

Our Energy Management businesses actively work with clients involved in the supply, measurement and consumption of energy, using innovative technologies to reduce costs and waste and improve the efficiency, reliability and security of power supply. The Division includes Energy Management Solutions, Appliance and Climate Controls, Global Services, Metering Systems, Powerware and Home Control Systems and focuses on markets connected

with power and energy infrastructure
for industrial, commercial and residential
buildings.

Invensys has over 75,000 employees and operates in over 80 countries,
with its
headquarters in London, England.

END

For more information
and to contact AFX: www.afxnews.com and
www.afxpress.com

"emailalert@hemscott.co.uk" <emailalert
06/08/2002 18:03

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Director Shareholding

This Email News Alert service is brought to you by Invensys and
http://www.hemscott.net

RNS Number:6393Z
Invensys PLC
06 August 2002

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Invensys plc

2) Name of director

Richard N Haythornthwaite

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Smith & Williamson Nominees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

No

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7) Number of shares/amount of stock acquired

50,000

8) Percentage of issued class

0.0014%

9) Number of shares/amount of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

Ordinary shares of 25p each

12) Price per share

59.92 pence

13) Date of transaction

6 August 2002

14) Date company informed

6 August 2002

15) Total holding following this notification

250,000

16) Total percentage holding of issued class following this notification

0.0071%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Victoria Scarth, Senior Vice President, Corporate Marketing and Communications,
020 7821 3712

25) Name of Company official responsible for making notification:

Anna Holland, Assistant Secretary

END

RDSSSAFWMSESELA

"emailalert@hemscott.co.uk" <emailalert
09/08/2002 17:10

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Holding(s) in Company

This Email News Alert service is brought to you by Invensys and http://www.hemscott.net

RNS Number:8098Z
Invensys PLC
09 August 2002

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Invensys plc

2) Name of shareholder having a major interest

Aviva plc (formerly CGNU plc)

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

The notification has been made by Aviva plc on behalf of its subsidiary Morley Fund Management Limited.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BNY Norwich Union Nominees Ltd	38,149,646
BT Globenet Nominees Ltd	38,780
Chase GA Group Nominees Ltd	59,819,645
CUIM Nominee Ltd	33,890,711
RBSTB Nominees Ltd	2,048,349

5) Number of shares/amount of stock acquired

6) Percentage of issued class

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

Ordinary shares of 25p each

10) Date of transaction

8 August 2002

11) Date company informed

9 August 2002

12) Total holding following this notification

133,947,131

13) Total percentage holding of issued class following this notification

3.83%

14) Any additional information

15) Name of contact and telephone number for queries

Victoria Scarth, Senior Vice President, Corporate Marketing and Communications 020 7821 3712

16) Name of company official responsible for making this notification

Anna Holland, Assistant Secretary

Date of notification: 9 August 2002

END

HOLSSMFMUSESELA

"emailalert@hemscott.co.uk" <emailalert
19/08/2002 07:20

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Disposal

This Email News Alert service is brought to you by Invensys and http://www.hemscott.net

For immediate release

Monday 19 August 2002

Invensys sells Sensor Systems business to Honeywell for $394 million

Invensys plc, the international production technology and energy management Group, announces that it has agreed to sell its Invensys Sensor Systems business to Honeywell (NYSE: HON), a diversified technology and manufacturing leader, for a net cash consideration of US$394m, representing gross consideration of US$415m less certain retained liabilities and certain transaction costs. The sale proceeds will be used by Invensys to continue to reduce its level of indebtedness.

Invensys Sensor Systems is a leading global supplier of sensors and controls used in a range of industries including the vehicle, appliance, office automation, medical, aerospace and HVAC industries. For the twelve months ending March 31, 2002, the business generated revenues of US$251m and operating profit of US$36m. Net assets which are the subject of the transaction are approximately US$135m. Goodwill written off to reserves relating to historic acquisitions for the Sensor Systems business amounts to approximately US$205m.

The sale of Sensor Systems is consistent with Invensys previously stated objectives to divest non-core assets as part of its overall plan to improve capital strength and increase strategic focus. The transaction is subject to customary regulatory approvals and is expected to complete by the end of September 2002.

Rick Haythornthwaite, CEO of Invensys, said:

"We identified Sensor Systems as a non-core business during our strategy review. We are pleased with the speed at which we have achieved this divestiture, which brings proceeds to date on our disposal programme to over £ 900 million. The disposal process for the other non-core businesses remains on track for completion before our financial year end, as does our target for

total proceeds from our disposal
program of at least £1.5 billion."

Contact:

Invensys plc

Duncan Bonfield
+44 (0) 20 7821 3529

Brunswick
Ben Brewerton +44 (0) 20 7404 5959

Invensys
Sensor Systems

Invensys Sensor Systems is a leading global supplier of sensors and controls used across many industries including the on and off-road vehicle, appliance, office automation, medical, aerospace and HVAC industries. The business also supplies related components, such as lighting and handle bar controls, for the off-road vehicle sector.

Invensys Sensor Systems has 2,700 employees and operates 13 manufacturing facilities in 6 countries (US, UK, Mexico, St. Lucia, the Czech Republic and China).

About Invensys plc

Invensys plc is a global leader in production technology and energy management. The Group helps customers to improve their performance and profitability using innovative services and technologies and a deep understanding of their industries and applications.

Our Production Management businesses work closely with customers in order to drive up performance of their production assets, maximise their return on investments in production technologies and remove cost and cash from their whole supply chain. The Division includes Foxboro, Wonderware, Triconex, APV, Eurotherm and Baan. These businesses address process and batch industries - including the oil, gas and chemicals, food, beverage and personal healthcare - and the discrete and hybrid manufacturing sectors.

Our Energy Management businesses work with clients involved in the supply, measurement and consumption of energy and water, to reduce costs and waste and improve the efficiency, reliability and security of power supply. The Division includes Energy

Management Solutions, Appliance Controls, Climate Controls, Energy Services, Metering Systems, Powerware and Home Control Systems. These businesses focus on markets connected with power and energy infrastructure for industrial, commercial and residential buildings.

We also serve the specialised rail, windpower and electronic manufacturing (power components) markets through Invensys Rail Systems, Hansen Transmissions and Lambda respectively in our Development Division.

Invensys operates in over 50 countries, with its headquarters in London, England.

About Honeywell

Honeywell is a US$24-billion diversified technology and manufacturing leader, serving customers worldwide with aerospace products and services; control technologies for buildings, homes and industry; automotive products; specialty chemicals; fibres; plastics; and electronic and advanced materials. Honeywell employs approximately 115,000 people in 95 countries and is traded on the New York Stock Exchange under the symbol HON, as well as on the London, Chicago and Pacific stock exchanges. It is one of the 30 stocks that make up the Dow Jones Industrial Average and is also a component of the Standard & Poor's 500 Index. Additional information on the company is available on the Internet at www.honeywell.com.

FORWARD LOOKING INFORMATION

This release contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this release include statements addressing the following subjects: future financial and operating results; and, the benefits of the acquisition.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the businesses of Honeywell and Sensor Systems will not be integrated successfully; and, other economic, business, competitive and/or regulatory

factors affecting Honeywell and Sensor Systems'
businesses generally.

END

"emailalert@hemscott.co.uk" <emailalert
02/09/2002 14:02

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Statement re Appt Senior VP for Project Management

This Email News Alert service is brought to you by Invensys and
http://www.hemscott.net

Announcement

2 September 2002

Appointment of Senior Vice President for
Project Management

Invensys plc, a global leader in production technology and
energy management,
today announces the appointment of Jim Siler as Senior Vice
President, Project
Management with effect from September 1 2002. Jim joins Invensys
from Alstom
Power in Switzerland, where he has been Managing Director, Global
Projects.

Previously, Jim spent seven years at ABB's power division based in
Germany as
Senior Vice President, Project Division and in a variety of other senior
project
management roles. Jim was responsible for a number of significant
projects while
at ABB, including building plants in Bahrain during the Gulf War
and turnkey projects
for power stations in Asia, South America, the Middle East
and Europe.

From
1994-1996, Jim founded and led his own successful project management
consultancy,
Caden International. Jim built the business before selling it in
1996 to his management
colleagues.

Jim also has 24 years' experience in General Electric, where he
held a variety
of international project engineering and management roles.

CEO,
Rick Haythornthwaite said:

"I am delighted to have attracted Jim to Invensys.
His track record in project
management is outstanding and his leadership will
play a vital role in
delivering successful project results and establishing a
project and leadership
culture, leading to improved customer satisfaction. Our
appointment of Jim
concludes our recruitment of leaders for our four Performance
Improvement
initiatives, which are key to implementing our strategy - Project
Management,
Lean Supply Chain, Customer Development and Services - and also completes
the
new Executive Team announced in February."

Contact:

Invensys plc

Duncan
Bonfield +44 (0) 20 7821 3529

Brunswick
Ben Brewerton +44 (0) 20 7404 5959

About
Invensys plc
Invensys plc, the international production technology and energy management
Group specialises in helping customers to improve their efficiency, performance
and profitability.

Our Production Management businesses work closely with customers in order to
drive up performance of their production assets, maximise the return on
investments in production technologies and remove cost and cash from their
whole supply chain. The Division includes Foxboro, Wonderware, Triconex, APV,
Eurotherm and Baan and addresses the oil, gas and chemicals, food, beverage and
personal healthcare, and discrete and hybrid manufacturing sectors.

Our
Energy Management businesses actively work with clients involved in the supply,
measurement and consumption of energy, using innovative technologies to reduce
costs and waste and improve the efficiency, reliability and security of power
supply. The Division includes Energy Management Solutions, Appliance and Climate
Controls, Global Services, Metering Systems, Powerware and Home Control Systems
and focuses on markets connected with power and energy infrastructure for industrial,
commercial and residential buildings.

Invensys operates in over 80 countries,
with its headquarters in London,
England.

END

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